

ML-44
C-52
300mRL
200mRL
100mRL
0mRL
-100mRL
Upper C Zone
Unmineralized Volcanics
Lower C Zone Sediments
Moran Lake Group
Unconformity
0.023% U3O8 / 3.73m
& 0.025% U3O8 / 2.02m
0.05% U3O8 / 19.3m
(incl. 2.18% U3O8 / 3.08m)
0.10% U3O8 / 6.5m
(incl. 0.212% U3O8 / 2.0m)
C-52
128.01m
ML-44
399m
-50 0 50 100 150
Meters
CROSSHAIR
EXPLORATION & MINING
Project: Moran Lake - C Zone
Section ML-44 to C-52
Drawn: DIGEOS
NTS: 13 K
Figure
Scale: 1:2,500
Looking NE
Date: Nov 2006